CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED
MARCH 31, 2008

(Expressed in Canadian Dollars, unless otherwise stated)
(Unaudited)

These financial statements have not been reviewed by the Company's auditors

GREAT BASIN GOLD LTD.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

		March 31	December 31
	Note	2008	2007
		(unaudited)
Assets

Current assets
Cash and cash equivalents		$50,528,296	$78,362,954
Amounts receivable		3,852,139	3,737,903
Inventory	4	5,118,519	199,185
Due from related parties	9	467,328	408,638
Held-for-trading financial instruments	5(b)	648,943	833,000
Prepaid expenses		676,999	811,208
		61,292,224	84,352,888

Property, plant and equipment	6	21,047,983	14,295,727
Reclamation deposits		2,176,869	1,720,456
Available-for-sale financial instruments	5(a)	2,916,244	3,326,084
Investments in associate	7	6,852,527	7,203,973
Mineral property interests		218,484,690	218,413,930
Total Assets		$312,770,537	$329,313,058

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities		$7,423,478	$6,099,246
Due to related parties	9	471,192	22,098
		7,894,670	6,121,344

Future income taxes	10	29,844,919	33,983,164
Site reclamation obligations		1,403,554	1,416,964
		31,248,473	35,400,128
Shareholders' equity
Share capital		391,960,301	389,451,022
Warrants	8(c)	17,727,248	17,934,934
Contributed surplus		13,154,414	12,197,791
Deficit		(149,407,602)	(132,395,033)
Accumulated other comprehensive income		193,033	602,872
		273,627,394	287,791,586

Total Liabilities and Shareholders' Equity		$312,770,537	$329,313,058

Segment disclosure	11
Subsequent events	12

See accompanying notes to consolidated financial statements.

Approved by the Board of Directors

/s/ Ferdinand Dippenaar	/s/ Ronald W. Thiessen
Ferdinand Dippenaar	Ronald W. Thiessen
Chief Executive Officer	Director

GREAT BASIN GOLD LTD.
Consolidated Statement of Operations and Comprehensive Loss
(Expressed in Canadian Dollars)
(unaudited)

		Three months ended March 31
		2008	2007
	Note

Expenses (income)

Exploration and pre-development (see schedule)		$13,208,533	$5,109,551
Accretion of reclamation obligation		17,339	9,950
Conference and travel		375,991	216,201
Foreign exchange loss (gain)		2,582,003	(533,197)
Interest and other income		(1,175,997)	(351,940)
Legal, accounting, and audit		253,581	148,694
Office and administration		4,337,076	2,004,830
Shareholder communications		148,266	61,307
Trust and filing		230,324	92,513
Loss before the undernoted and income taxes		19,977,116	6,757,909
Loss from associate	7	351,446	–
Unrealized loss on held-for-trading financial instruments	5(b)	184,057	–
Loss before income taxes		20,512,619	6,757,909
Future income tax recovery	10	(3,500,050)	(1,248,203)
Loss for the period		$17,012,569	$5,509,706

Other comprehensive income
Unrealized loss (gain) on available-for-sale financial instruments	5(a)	409,840	(293,392)
Other comprehensive loss (income)		$409,840	$(293,392)

Total comprehensive loss for the period		$17,422,409	$5,216,314

Basic and diluted loss per share		$0.08	$0.05

Weighted average number of common shares outstanding		203,902,119	113,609,602

See accompanying notes to consolidated financial statements.

GREAT BASIN GOLD LTD.
Consolidated Statements of Shareholders' Equity and Deficit
(Expressed in Canadian Dollars)

		Three months ended			Year ended
			March 31, 2008		December 31, 2007
	Note		(unaudited)

		Number of		Number of
Common shares		shares		shares
Balance at beginning of the period		203,395,902	$389,451,022	113,411,713	$201,457,592
Fair value of options exercised		–	631,070	–	2,005,064
Shares issued for cash, net of share issue costs		–	–	57,500,000	121,427,869
Share purchase options exercised		723,000	1,229,960	3,015,830	5,111,184
Shares issued for Hecla Ventures Corp., April 2007		–	–	7,930,214	19,666,931
Shares issued to Tranter Burnstone (Pty) Ltd, October 2007		–	–	19,938,650	36,323,195
Shares issued to CW Properties LLC, February 2008	8(d)	10,000	29,700	–	–
Share purchase warrants exercised	8(c)	380,029	618,549	1,599,495	3,459,187
Balance at end of the period		204,508,931	$391,960,301	203,395,902	$389,451,022

		Number of		Number of
Share purchase warrants		warrants		warrants
Balance at beginning of the period		31,433,202	$17,934,934	2,672,000	$1,252,000
Warrants issued pursuant to share issuance		–	–	28,750,000	16,210,226
Warrants issued pusuant Tranter transaction		–	–	1,684,312	1,178,815
Exercised	8(c)	(380,029)	(207,686)	(1,599,495)	(688,689)
Expired		–	–	(73,615)	(17,418)
Balance at end of the period		31,053,173	$17,727,248	31,433,202	$17,934,934

Contributed surplus
Balance at beginning of the period			$12,197,791		$7,863,472
Non-cash stock-based compensation	8(b)		1,380,007		5,633,276
Share purchase options exercised, credited to share capital			(631,070)		(2,005,064)
Fair value of share purchase warrants exercised			207,686		688,689
Fair value of share purchase warrants expired			–		17,418
Balance at end of the period			$13,154,414		$12,197,791

Deficit
Balance at beginning of the period			$(132,395,033)		$(81,227,367)
Net loss for the period			(17,012,569)		(51,167,666)
Balance at end of the period			$(149,407,602)		$(132,395,033)

Accumulated Other Comprehensive Income
Balance at beginning of the period			$602,872		$64,811
Unrealized (loss) gain on available-for-sale financial instruments	5(a)		(409,840)		538,061
Balance at end of the period			$193,032		$602,872

TOTAL SHAREHOLDERS' EQUITY			$273,627,393		$287,791,586

See accompanying notes to consolidated financial statements.

GREAT BASIN GOLD LTD.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)
(unaudited)

	Three months ended March 31
	2008	2007

Operating activities
Loss for the period	$(17,012,569)	$(5,509,706)
Items not involving cash
Depreciation	454,257	85,754
Future income tax recovery	(3,500,050)	(1,248,203)
Unrealized loss on held-for-trading financial instruments	184,057	–
Non-cash stock-based compensation expense (note 8(b))	1,380,007	753,768
Unrealized foreign exchange loss	(655,534)	(801,306)
Loss from associate	351,446	–
Accretion reclamation obligation	17,339	9,950
Changes in non-cash operating working capital
Amounts receivable	(114,236)	134,187
Prepaid expenses	134,209	(320,152)
Inventory	(4,919,334)	(50,785)
Accounts payable and accrued liabilities	1,324,232	1,965,946
Reclamation obligation	(13,410)	52,751
Cash used in operating activities	(22,369,586)	(4,927,796)

Investing activities
Mineral property acquisition costs	(41,060)	–
Purchase of equipment	(7,206,513)	(35,858)
Reclamation deposits	(456,413)	(79,121)
Cash used in investing activities	(7,703,986)	(114,979)

Financing activities
Common shares issued for cash, net of issue costs	1,848,509	406,500
Advances from (to) related parties	390,405	(160,466)
Cash generated from financing activities	2,238,914	246,034

Decrease in cash and cash equivalents	(27,834,658)	(4,796,741)
Cash and cash equivalents, beginning of period	78,362,954	33,964,436

Cash and cash equivalents, end of period	$50,528,296	$29,167,695

GREAT BASIN GOLD LTD.
Consolidated Schedules of Exploration and Pre-development Expenses
(Expressed in Canadian Dollars)
(unaudited)

Mineral Property Interests		Three months ended March 31
	Note	2008	2007
Burnstone - Pre-development

Bulk sampling
Establishment work		$56,442	$158,058
Equipment rental and services		65,050	368,312
Surface infrastructure		76,692	292,121
Portal construction		24,365	83,229
Underground access and infrastructure		538,217	355,624
Other cost
Operational costs		1,580,402	867,358
Property fees		–	3,648
Metallurgical plant		34,288	–
Vertical shaft		1,362,987	–
Energy project		35,315	–
Permanent infrastructure - surface		716,202	–
Permanent infrastructure - underground		1,598,282	–
Pre-development expenses before the following		6,088,242	2,128,350
Office and administration		170,969	163,863
Pre-development expenses incurred during the period		6,259,211	2,292,213
Cumulative pre-development expenditures, beginning of period		15,080,245	3,302,211
Cumulative pre-development expenditures, end of period		21,339,456	5,594,424

Hollister - Pre-development
Equipment rental and services		670,867	244,389
Surface infrastructure		414,309	440,680
Underground access and infrastructure		1,095,259	1,090,231
Operational costs		1,527,217	–
Pre-development expenses before the following		3,707,652	1,775,300
Office and administration		104,118	–
Pre-development expenses incurred during the period		3,811,770	1,775,300
Cumulative pre-development expenditures, beginning of period		18,350,285	–
Cumulative pre-development expenditures, end of period		22,162,055	1,775,300

Burnstone - Exploration
Assays and analysis		35,147	51,228
Depreciation		199,106	85,013
Drilling		316,320	692,709
Engineering		534	22,203
Environmental, socio-economic and land		–	4,227
Equipment rental		625	3,212
Geological		224,309	58,036
Graphics		–	73
Property fees and exploration option payments		9,542	5,839
Site activities		28,815	(78,241)
Exploration expenses before the following		814,398	844,299
Office and administration		22,870	35,441
Exploration expenses incurred during the period		837,268	879,740
Cumulative exploration expenditures, beginning of period		27,733,355	24,327,572
Cumulative exploration expenditures, end of period		28,570,623	25,207,312

GREAT BASIN GOLD LTD.
Consolidated Schedules of Exploration and Pre-development Expenses
(Expressed in Canadian Dollars)
(unaudited)

Mineral Property Interests		Three months ended March 31
	Note	2008	2007

Hollister - Exploration
Assays and analysis		194,061	14,039
Depreciation		255,151	741
Drilling		1,109,880	162,129
Engineering		2,166	4,113
Environmental, socio-economic and land		199,660	80,878
Geological		54,598	49,614
Graphics		–	14,818
Property fees and exploration option payments		25,114	(39,246)
Site activities		965	5,969
Transportation		–	10,823
Exploration expenses before the following		1,841,595	303,878
Office and administration		51,714	12,756
Exploration expenses incurred during the period		1,893,309	316,634
Cumulative exploration expenditures, beginning of period		33,781,885	25,192,512
Cumulative exploration expenditures, end of period		35,675,194	25,509,146

Other - Exploration
Assays and analysis		29,905	–
Engineering		–	21,281
Environmental, socio-economic and land		–	1,087
Equipment rental		6,049	1,779
Geological		80,811	30,446
Graphics		15,171	925
Property fees and exploration option payments		5,080	630
Property investigations		10,031	–
Site activities		247,684	302
Transportation		1,127	1,274
Exploration expenses before the following		395,858	57,724
Office and administration		11,117	2,422
Exploration expenses incurred during the period		406,975	60,146
Cumulative exploration expenditures, beginning of period		2,528,091	1,431,474
Cumulative exploration expenditures, end of period		2,935,066	1,491,620

Total pre-development and exploration expenses before the following		12,847,745	5,109,551
Office and administration	8(b)	360,788	214,482
Total pre-development and exploration expenses incurred during the period		13,208,533	5,324,033
Cumulative pre-development and exploration expenditures, beginning of period		97,473,861	54,253,769
Cumulative pre-development and exploration expenditures, end of period		$110,682,394	$59,577,802

See accompanying notes to consolidated financial statements.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2008
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

1.	Basis of preparation and principles of consolidation

These interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles. They do not include all the disclosures as required for annual financial statements under generally accepted accounting principles. These interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements which are available through the internet on SEDAR at www.sedar.com.

Operating results for the three month period ended March 31, 2008 are not necessarily indicative of the results that may be expected for the full fiscal year ending December 31, 2008.

2.	Significant accounting policies

These interim consolidated financial statements follow the same accounting policies and methods of application as the Company’s most recent annual financial statements, except as described in note 3.

3.	Adoption of new accounting policies

Effective January 1, 2008, the Company adopted the following accounting standards updates issued by the Canadian Institute of Chartered Accountants (“CICA”). These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

(a) Capital disclosure (Section 1535)

This standard requires disclosure of an entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non- compliance.

The Company’s objectives when managing capital are:

  To safeguard the Company’s ability to continue as a going concern, so that it can provide returns for shareholders and benefits for other stakeholders, and

  To provide an adequate return to shareholders by pricing products commensurately with the level of risk.

The Company considers the items included in the consolidated statement of shareholder’s equity as capital. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, sell assets to reduce debt or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2008
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

3.	Adoption of new accounting policies

	(b)	Financial Instruments – Disclosure (Section 3862) and Presentation (Section 3863)

These standards replace CICA 3861, Financial Instruments – Disclosure and Presentation. They increase the disclosures currently required, which will enable users to evaluate the significance of financial instruments for an entity’s financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk. The quantitative disclosures must provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity’s key management personnel.

	(i)	Financial Assets

The following table sets out the movement of the Company’s financial asset investments, which are accounted for as “available for sale”, or “held for trading” as defined by CICA 3855, Financial Instruments – Recognition and Measurement. No items were classified as “held to maturity” during the period.

	Available for sale	Held for trading	Total
At January 1, 2008	$3,326,084	$833,000	$4,159,084
Movements in fair value	(409,840)	(184,057)	(593,897)
Balance, March 31, 2008	$2,916,244	$648,843	$3,565,187

The carrying amounts and fair values of financial assets are as follows:

	March 31, 2008		December 31, 2007

	Estimated fair	Carrying	Estimated fair	Carrying
	value	value	value	value
Cash and equivalents	$50,528,296	$50,528,296	$78,362,954	$78,362,954
Amounts receivable	3,852,139	3,852,139	3,737,903	3,737,903
Due from related parties	467,328	467,328	408,638	408,638
Held-for-trading financial
instruments	648,943	648,943	833,000	833,000
Prepaid expenses	676,999	676,999	811,208	811,208
Reclamation deposits	2,176,869	2,176,869	1,720,456	1,720,456
Available-for-sale financial
instruments	2,916,244	2,916,244	3,326,084	3,326,084
Total financial assets	$61,266,818	$61,266,818	$89,200,243	$89,200,243

The fair value of held-for-trading and available-for-sale financial instruments and reclamation deposits represents the market value of quoted investments.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2008
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

3.	Adoption of new accounting policies

	(b)	Financial Instruments – Disclosure (Section 3862) and Presentation (Section 3863)(continued)

	(i)	Financial Assets (continued)

The exposure of the Company’s financial assets to currency risk as at March 31, 2008 is as follows:

	GBP	USD	ZAR	CAD	Total
Cash and equivalents	$-	$67,310	$22,632,940	$27,828,046	$50,528,296
Amounts receivable	-	2,947,496	979,183	602,459	4,529,138
Due from related parties	-	-	25,768	441,560	467,328
Held-for-trading
financial instruments	648,943	-	-	-	648,943
Reclamation deposits	-	52,146	304,123	1,820,600	2,176,869
Available-for-sale
financial instruments	2,916,184	-	60	-	2,916,244
Total financial assets	$3,565,127	$3,066,952	$23,942,074	$30,692,665	$61,266,818

The exposure of the Company’s financial assets to interest rate risk as at March 31, 2008 is limited to its investment in cash and cash equivalents of $50,528,296 which are invested at floating rates.

(ii)	Financial Liabilities

The carrying amounts and fair values of financial liabilities are as follows:

	March 31, 2008		December 31, 2007

	Estimated fair	Carrying	Estimated fair	Carrying
	value	value	value	value
Accounts payable and accrued
liabilities	$7,423,479	$7,423,479	$6,099,246	$6,099,246
Due to related parties	471,192	471,192	22,098	22,098
Total financial liabilities	$7,894,671	$7,894,671	$6,121,344	$6,121,344

The exposure of the Company’s financial liabilities to currency risk as at March 31, 2008 is as follows:

	USD	ZAR	CAD	Total
Accounts payable and accrued
liabilities	$4,253,355	$3,017,653	$152,471	$7,423,479
Due to related parties	-	-	471,192	471,192
Total financial liabilities	$4,253,355	$3,017,653	$623,663	$7,894,671

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2008
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

3.	Adoption of new accounting policies

(b) Financial Instruments – Disclosure (Section 3862) and Presentation (Section 3863)(continued)

(ii) Financial Liabilities (continued)

The Company’s financial liabilities are not exposed to interest rate risk as it is of a non-interest bearing nature.

(iii) Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of documented treasury policies, counterparty limits, controlling and reporting structures. The types of risk exposure and the way in which such exposure is managed, is provide for as follows:

Credit Risk

The Company’s credit risk is primarily attributable to its liquid financial assets. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and equivalents, restricted cash and reclamation deposits with high-credit quality financial institutions. The Company does not have financial assets that are invested in asset backed commercial paper.

Liquidity Risk

The Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents. The Company believes that these sources will be sufficient to cover the likely short and long term cash requirements. The Company’s cash and cash equivalents are invested in business accounts and bankers acceptances, which are available on demand for the Company’s programs, and which are not invested in any asset backed deposits/investments.

Market Risk

The significant market risk exposures to which the Company is exposed are foreign exchange risk, interest rate risk and commodity price risk, which are discussed further below. In addition the Company is exposed to price increases in cost of labor, energy and equipment which might influence the ultimate capital investment in the development of the Company’s projects and operational cost.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2008
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

3.	Adoption of new accounting policies

(b) Financial Instruments – Disclosure (Section 3862) and Presentation (Section 3863)(continued)

(iii) Financial Instrument Risk Exposure and Risk Management (continued)

Foreign exchange risk

The Company’s capital and other income is denominated in Canadian dollars. However, the Company’s operating expenses are primarily incurred in United States dollars (“USD”) and South African Rand (“ZAR”). The results of the Company’s operations are subject to currency transaction risk and currency translation risk. The operating results and financial position of the Company are reported in Canadian dollars in the Company’s consolidated financial statements. The fluctuation of the USD and ZAR in relation to the Canadian dollar will consequently have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

Interest rate risk

In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates impact on the value of cash and equivalents and reclamation deposits.

Commodity price risk

The value of the Company’s mineral resource properties is related to the price of gold and the outlook for this mineral. The Company does not have any hedging or other commodity based risks in respect of its operations. Gold prices historically fluctuated widely and are affected by numerous factors outside of the Company’s control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to gold.

(c) Inventories (Section 3031)

This standard requires that inventories be measured at the lower of cost and net realizable value, and includes guidance on the determination of cost, including allocation of overheads and other costs. The standard also requires that similar inventories within a consolidated group be measured using the same method. It also requires the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories.

The adoption of the Section had no impact on the Company’s statement of operations. Inventories are valued consistent with prior years at the lower of cost or net realizable value throughout the consolidated group.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2008
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

3.	Adoption of new accounting policies

(d) Going Concern – Amendments to Section 1400

CICA 1400, General Standards of Financial Statements Presentation, was amended to include requirements to assess and disclose an entity’s ability to continue as a going concern. The new requirements are effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.

At March 31, 2008, the Company had working capital of approximately $53.4 million, which is sufficient to fund its exploration programs, operating costs and working capital for the next twelve months. The Company will need to raise additional funds to complete its Hollister and Burnstone developments, that being through debt financing or further capital raising. While the Company has been successful in raising its required funding from outside sources in the past, it cannot be certain that any such funding would be available in the future, or that funds would be available on terms acceptable to management.

Management assessed the Company’s net asset value, forecasted cash flow resources and future commitments and is confident that the Company will continue as a going concern.

4.	Inventory

	March 31	December 31
	2008	2007
Stores and materials	$601,919	$199,185
Unprocessed ore	4,516,600	-
	$5,118,519	$199,185

Unprocessed ore relates to the Hollister operation. The ore has been stockpiled and are being sent for processing.

5.	Financial instruments

(a)	Available-for-sale financial instruments

	Number of
	shares	Amount
Balance, January 1, 2008	11,908,449	$3,326,084
Unrealized loss	-	(409,840)
Balance, March 31, 2008	11,908,449	$2,916,244

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2008
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

5.	Financial instruments

(a)	Available-for-sale financial instrument (continued)

The components of available-for-sale financial instruments are:

			Fair value
	Number	Cost	adjustment	Amount
Kryso Resources Plc – Shares	11,908,429	$2,723,152	$193,032	$2,916,184
Rand Mutual Assurance	20	60	-	60
Balance, March 31, 2008	11,908,449	$2,723,212	$193,032	$2,916,244

Kryso Resources Plc.- Shares

On January 1, 2008, the Company held 11,908,429 equal to 15% of the common shares issued by Kryso Resources Plc (“Kryso”), a mineral resources and exploration company exploring gold and precious metal deposits in Central Asia.

Kryso is a publicly traded company on the AIM market of the London Stock Exchange. The shares were acquired at an original cost of $2,723,152 and were subsequently revalued to its fair value of $3,326,024 on December 31, 2007, which was calculated based on the closing price of 14.25 pence per share and an exchange rate of $1.96:1GBP.

An unrealized loss of $409,840 for the quarter ended March 31, 2008 is reported in the statement of operations and comprehensive loss under other comprehensive loss and was calculated based on the closing price of 12 pence per share and an exchange rate of $2.04:1GBP.

(b)	Held-for-trading financial instruments

	Number of
	warrants	Amount
Balance, January 1, 2008	5,000,000	$833,000
Unrealized loss	-	(184,057)
Balance, March 31, 2008	5,000,000	$648,943

Kryso Resources Plc. – Warrants

In terms of the share purchase agreement entered into during December 2006, the Company was granted 5,000,000 warrants, exercisable at a price of 15 pence for a common share over five years, from Kryso Resources Plc.

On date of grant the warrants had an estimated fair value of $937,365, which was revalued to its fair value of $833,000 on December 31, 2007. The fair value on December 31, 2007 was based on expected volatility of 72.5%, risk free interest rate of 5%, dividend of nil, remaining life of approximately 5 years and an exchange rate of $2.15:1GBP.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2008
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

5.	Financial instruments (continued)

Kryso Resources Plc. – Warrants (continued)

The warrants were fair valued on March 31, 2008 based on and expected volatility of 69.9%, risk free interest rate of 5%, dividend of nil, remaining life of approximately 5 years and an exchange rate of $2.04:1GBP. The unrealized loss of $184,057 is reported in the current period net loss.

6.	Property, plant and equipment

		March 31, 2008		December 31, 2007

		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value

Property	$3,451,785	$47,527	$3,404,258	$3,084,488	$31,418	$3,053,070
Assets under
construction	6,144,815	-	6,144,815	5,927,751	-	5,927,751
Computers	585,559	255,142	330,417	331,350	94,929	236,421
Office
furniture and
fixtures	156,705	43,216	113,489	123,520	29,256	94,264
Site
equipment	13,232,309	2,603,802	10,628,507	6,827,935	2,157,540	4,670,395
Vehicles	593,503	167,006	426,497	365,517	51,690	313,827

	$24,164,676	$3,116,693	$21,047,983	$16,660,560	$2,364,833	$14,295,727

As at March 31, 2008, $ 6,144,815 (December 2007, $5,927,750) of plant and equipment is under construction and is not being amortized.

7.	Investments in associate

March 31
2008
Balance, January 1, 2008	$7,203,973
Share of loss	(351,446)
Balance, March 31, 2008	$6,852,527

The investment in Rusaf Gold was acquired at an accumulated cost of $8,000,000 and the Company recognized an equity loss of $796,027 during 2007.

During the quarter ended March 31, 2008, the Company recognized $351,446 loss as its 37% equity portion of Rusaf Gold’s results for the period in the statement of operations.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2008
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

8.	Share capital

	(a)	Authorized share capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value.

	(b)	Share option plan

The continuity of share purchase options is as follows:

	Weighted average exercise price	Number of options	Contractual weighted average remaining life (years)
Balance, December 31, 2007	$2.32	11,718,170	2.37
Granted	$3.10	3,200,003
Exercised	$1.70	(723,000)
Forfeited	$2.16	(430,002)
Balance, March 31, 2008	$2.54	13,765,171	2.34

Options outstanding at March 31, 2008 are as follows:

		Number of
	Exercise	options	Number of options
Expiry date	price	outstanding	exercisable
December 19, 2008	$1.62	1,500,000	1,500,000
March 31, 2009	$2.07	1,184,668	1,034,668
March 31, 2009	$2.45	180,000	120,000
April 30, 2009	$2.07	47,500	47,500
April 30, 2009	$2.45	329,000	329,000
April 18, 2010	$2.68	1,332,000	703,722
December 31, 2010	$1.14	400,000	400,000
April 30, 2011	$2.45	1,175,000	756,666
November 8, 2011	$2.45	90,000	60,000
April 18, 2012	$2.68	2,297,000	444,000
July 5, 2010	$2.77	720,000	240,000
August 22, 2010	$2.10	305,000	101,667
September 4, 2010	$2.24	150,000	50,000
September 11, 2010	$2.54	175,000	58,333
November 9, 2010	$3.12	680,000	226,667
February 4, 2011	$3.00	2,580,003	-
February 18, 2011	$2.95	50,000	-
March 31, 2011	$3.57	570,000	-
Total		13,765,171	6,072,223
Average option price		$2.54	$2.17

As at March 31, 2008, there were 6,072,223 options exercisable, with a weighted average exercise price of $2.17.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2008
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

8.	Share capital (continued)

(b)	Share option plan (continued)

Range of Exercise Price – Outstanding Options	Weighted average exercise price	Number of options	Weighted average remaining contractual life (years)
$ 1.00 - $ 1.24	$1.14	400,000	2.75
$ 1.50 - $ 1.74	$1.62	1,500,000	0.75
$ 2.00 - $ 2.24	$2.09	1,687,168	1.38
$ 2.25 - $ 2.49	$2.45	1,774,000	2.53
$ 2.50 - $ 2.99	$2.72	4,574,000	2.72
$ 3.00 - $ 3.49	$3.03	3,260,003	2.80
$ 3.50 - $ 3.99	$3.57	570,000	3.00
Total	$2.54	13,765,171	2.34

	Weighted
	average exercise	Number of
Range of Exercise Price – Exercisable options	price	options
$ 1.00 - $ 1.24	$1.14	400,000
$ 1.50 - $ 1.74	$1.62	1,500,000
$ 2.00 - $ 2.24	$2.08	1,233,835
$ 2.25 - $ 2.49	$2.45	1,265,666
$ 2.50 - $ 2.99	$2.80	1,387,722
$ 3.00 - $ 3.49	$2.48	285,000
Total	$2.17	6,072,223

The exercise prices of all share purchase options granted were at or above the market price at the grant date. Using an option pricing model with the assumptions noted below, the estimated fair value of options granted for the three months ended March 31, 2008 and 2007, which have been included under office and administration in the consolidated statements of operations, is as follows:

	Three months ended March 31
	2008	2007
Exploration
Engineering	$255,900	$49,965
Environmental, socio-economic and land	82,700	5,202
Geological	22,188	159,315
Exploration and pre-development schedule	360,788	214,482
Operations and administration	1,019,219	539,286
Total compensation cost recognized in office and
administration, credited to contributed surplus	$1,380,007	$753,768

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2008
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

8.	Share capital (continued)

(b)	Share option plan (continued)

The weighted-average assumptions used to estimate the fair value of options vesting during the respective periods were as follows:

	Three months ended March 31
	2008	2007

Risk free interest rate	3.3%	4%
Expected life	3 years	3.5 years
Expected volatility	57%	56%
Expected dividends	Nil	Nil

(c)	Share purchase warrants

The continuity of share purchase warrants is:

		Outstanding				Outstanding
	Exercise	December				March
Expiry dates	price	31, 2007	Issued	Exercised	Expired	31, 2008
July 18, 2008	US$1.80[1]	998,890	-	(380,029)	-	618,861
April 20, 2009	$3.50	28,750,000	-	-	-	28,750,000
September 30,
2010	ZAR20.78	1,684,312	-	-	-	1,684,312

		31,433,202	-	(380,029)	-	31,053,173

(d)	Share issuance, February 2008- CW Properties LLC

On February 4, 2008, the Company issued 10,000 shares to CW Properties LLC in terms of the earn-in agreement entered on the Ganes Creek property. The shares have been valued at their quoted price of $2.97 per share on the date of issuance and were recorded against mineral properties.

9.	Related party balances and transactions

Related party balances and transactions include balances and transactions with companies which has Directors in common with Great Basin Gold Limited. These transactions were entered into on an arms-length basis and normal commercial terms apply to the repayment thereof.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2008
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

10.	Income taxes

The future income tax liability arising from mineral properties is based substantially on South African rand-denominated assets and tax balances. As at March 31, 2008, the reduction in future income tax liability since December 31, 2007 was due to the decrease in value of the South African Rand compared to the Canadian dollar and movement in recognized timing differences.

11.	Segment disclosure

The Company operates in a single reportable operating segment, the exploration and development of mineral properties. Geographic information is as follows:

Assets	March 31	December 31
	2008	2007
Canada
Assets other than mineral property interests	$41,091,004	$56,796,521
Mineral property interests	1	1
United States
Assets other than mineral property interests	16,620,841	5,890,010
Mineral property interests	95,227,039	95,156,279
South Africa
Assets other than mineral property interests	36,574,002	48,212,597
Mineral property interests	123,257,650	123,257,650
Total assets	$312,770,537	$329,313,058

12.	Subsequent events

Subsequent to March 31, 2008,

(a)	Rusaf Gold Ltd acquisition

The Company announced on April 7, 2008 that the agreement it entered into on February 14, 2008 to acquire the remaining 63% of the fully diluted equity shares of Rusaf Gold Limited (“Rusaf”), for a total consideration of $14.4 million payable in approximately 4.9 million Great Basin Gold common shares, has been successfully closed. The exchange ratio for the acquisition was one Great Basin Gold share for every 4.5 Rusaf shares.

The acquisition terms also provide for additional Great Basin Gold shares to be issued in the first three years from closing, contingent upon gold discoveries above a threshold of 500,000 ounces in size on certain mineral prospects formerly held by Rusaf. In the event of such discoveries, the Company will issue shares valued at the higher of current or then-prevailing market price to the former Rusaf shareholders on the basis of valuing these gold ounces at US$15/oz for inferred resources and US$40/oz for measured and indicated resources (subject to a minimum average cut-off grade of 1.5 grams per tonne or 0.04 oz per ton).

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2008
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

12.	Subsequent events (continued)

(a)	Rusaf Gold Ltd acquisition (continued)

The Company has also agreed to spend a minimum of $7 million and up to a maximum of $19 million to explore the newly acquired properties during this period, depending on independent advice as to the likelihood of exploration success.

(b)	Stock options granted

The Company granted 1,603,500 and 2,145,000 options on April 10, 2008 with an exercise price of $3.60 per common share and expiry dates of April 10, 2013 and April 10, 2011 respectively.